130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
ir@avalonraremetals.com
www.avalonraremetals.com

NEWS RELEASE
May 27, 2015		No. 15-04

Avalon Closes Public Offering for Gross Proceeds of $4 Million

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to announce that it has closed its previously announced public offering (the "Offering") of flow-through common shares (the "Flow-Through Shares") and units (the “Units”) as described in the Company’s news release of April 29, 2015. The Offering has resulted in gross proceeds to the Company of $4.007 million.

The Company issued 6,410,254 Flow-Through Shares priced at $0.39 per Flow-Through Share and 4,431,970 Units priced at $0.34 per Unit. Each Unit consists of one common share (a “Unit Share”) and one-half of one non-transferrable common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to purchase one common share of the Company at a price of $0.425 per share, until November 27, 2016. Each Flow-Through Share will qualify as a “flow-through share” within the meaning of the Income Tax Act (Canada).

The Company intends to use the gross proceeds from the sale of the Flow-Through Shares for work on three mineral properties: the Nechalacho Rare Earth Elements Project, the East Kemptville Tin-Indium Project and the Separation Rapids Lithium Project and the net proceeds from the sale of the Units for working capital and general corporate purposes.

Secutor Capital Management Corp. (“Secutor”) acted as the agent for the Offering, and was paid a cash fee of $240,412 and was issued 650,533 agent compensation warrants. Each agent compensation warrant is exercisable into one common share of the Company at an exercise price of $0.34 per share until November 27, 2016.

The Offering was made outside of the United States by way of a prospectus supplement dated April 29, 2015 to the Canadian base shelf prospectus dated September 10, 2013. The prospectus supplement relating to the Offering was filed with the applicable provinces and territories in Canada and is available on SEDAR at www.sedar.com. The prospectus supplement forms part of the shelf registration statement filed with the United States Securities and Exchange Commission (the “SEC”), File No. 333-190771, which was declared effective by the SEC on September 12, 2013, and was filed with the SEC pursuant to General Instruction II.L. of Form F-10 under the U.S. Securities Act registering for distribution under the U.S. Securities Act the Unit Shares, Warrants and Flow-Through Shares and is available at the SEC’s website www.sec.gov.

This press release shall not constitute an offer to sell or solicitation of an offer to buy these securities, and these securities may not be offered or sold in any jurisdiction in which their offer or sale would be unlawful.

About Avalon Rare Metals Inc.
Avalon Rare Metals Inc. is a mineral development company focused on rare metal deposits in Canada, with three advanced stage projects. Its 100%-owned Nechalacho Deposit, Thor Lake, NWT is exceptional in its large size and enrichment in the scarce “heavy” rare earth elements, key to enabling advances in clean technology and other growing high-tech applications. Avalon is also advancing its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@avalonraremetals.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to how the Company plans to use the proceeds from the Offering and the adequacy of cash available to fund planned activities. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Report, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.